UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 18 July 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony meets annual production guidance; creates further cash certainty

Johannesburg: Monday, 18 July 2016. Harmony Gold Mining Company Limited (Harmony and/or the Company) is pleased to announce that it has met its annual production guidance of approximately 1.1 million ounces. Year on year Harmony continued to differentiate itself through quality grade management, increasing underground grade by 6% to 5.02g/t – making it the fourth consecutive year of increased recovered underground grades.

To create further cash certainty, Harmony has entered into short term gold forward sale contracts for a total of 432 000 ounces over a period of 24 months, representing approximately 20% of the Company's total production. The sharp increase in and the volatility of the R/kg gold price provided Harmony with an opportunity to lock in 20% of its gold sales at a very attractive average rate of approximately R682 000/kg. The limited size and duration of the hedge means shareholders retain full upside exposure on 80% of Harmony's future gold production for the next two years, after which shareholders will have 100% exposure to the gold price.

"Our hard work has paid off and I am extremely pleased with Harmony's performance. Harmony is well positioned to benefit from a strong R/kg gold price. We remain positive on the strength of the gold price, with cash certainty being key in times of extreme gold price volatility. The gold hedge was a necessary short term step to secure our margins at some of our higher cost operations and creates certainty on a portion of our future cash flows. It enables us to further reduce our debt and strengthen our balance sheet," said Peter Steenkamp, chief executive officer of Harmony.

Harmony will announce its operating and financial results for the six months and year ended 30 June 2016 on Wednesday 17 August 2016, during a live presentation at the Hilton Hotel, Sandton, at 9am SA time. For webcast and dial-in information on the day, please refer to www.harmony.co.za/investors.

Issued by Harmony Gold Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
Tel: +27 (0)82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)82 888 1242 (mobile)

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 18, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director